Tower One Announces Q2 2019 Results and Provides Operations Update

VANCOUVER, British Columbia, Sept. 12, 2019 (GLOBE NEWSWIRE) -- TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces financial results for the quarter ended June 30, 2019 and provides an update on its business progress.

Q2-2019 progress snapshot:
•	During the second quarter of 2019, the Company had its best quarter to date with 40 towers completed.
•	The Company completed the sale of 22 towers in Colombia, as previously announced on April 4, 2019.
•	The tower lease revenue for the month of June of 2019 totalled $64,915, a $22,577 increase or 53%, as compared to the month of March of 2019.
•
The Tower Lease Normalized Revenue, which includes revenue for towers that had been finished which have not yet been activated totalled $87,788, an increase of $22,873 compared to the tower lease revenue for the month of June 2019.

Commenting on the results, Santiago F. Rossi, CFO stated:

“Tower construction activity in our three markets remains robust and is growing. We completed our best quarter ever with 40 towers constructed during the period. These towers include our first ever tower construction in Mexico, which started generating revenues during this second quarter of 2019. We also added co-locations for a new customer in Argentina, who started generating revenues during this period.

The success of our strategy and focus on our core built-to-suit activity has increased quarter over quarter tower lease revenue and has improved our key performance indicators. As we continue to focus our efforts in our core activity, we are looking into possible associations in the United States for our Tower Construction & Technical Services (TCTS) service business.

The sale of towers in Colombia provided funding and strengthened our balance sheet. It is also the Company’s first ever tower sale which provides evidence to our stakeholders of our high construction standards.

On the internal administrative front, we are pleased with the progress that we've been making this year to improve the financial reporting of the Company. We have executed several initiatives in accounting, operations and finance, which included leadership enhancements and organizational improvements that helped us to improve the quality and timing for our financial reporting.

We decided to implement a new ERP system across our entire operations in Latin America. This system adapts to the needs of our different markets localization needs and is scalable with the fast tempo of the operating environment and the Company's growth. The system is relatively easy to implement in new country offices and will work in sync with centralized Company guidelines so the Company's policies are easy to implement and monitor in our global environment.

Although the benefits of these efforts will not be seen this year, we trust that the Company will see the value from the steps we are taking for many years.

Along with the enhancements in our accounting and finance team, systems and processes are being continuously reviewed and improved; we are implementing a series of accounting reclassifications in our second quarter financial statements that will help to track our financial progress much better. During the second quarter of 2019, the Company performed several adjustments and reclassifications to its Income Statement and Balance Sheet. These adjustments had an impact on the second quarter of 2019, negatively affecting the results by$180,463. Our business has long term contracts with carriers and, therefore, is very predictable with monthly recurring revenue. These initiatives are intended to add increased visibility to our financial progress.

We continue to measure and implement initiatives that help maintain costs. We believe that the existing cost structure is reasonable for the pace at which we are constructing towers but as it also depends on customer assignments and access to funding, we will closely monitor our operative expenses.

As previously announced, we continue to review and consider strategic alternatives related to our balance sheet and funding our growth. We are enthusiastic about the level of interest in the Company and are currently evaluating several proposals and are engaged in discussions with an investment firm. We remain committed to alternatives to improve the balance sheet and enhance value to all stakeholders.

Finally, we remain engaged in discussions with existing lenders and are making progress on reaching agreements to extend the term and reduce the financial cost of the facilities. While there is still a small portion of our debt that matures during this month, we believe that we will continue to reach agreements that are favorable to all stakeholders.”

	Tower Lease Revenue			Other Revenue	Total Revenue
	For the month of: Jun-19	For themonths of:Apr-May 19	For the threemonths ended:Jun-19	For the threemonths ended:Jun-19	For the threemonths ended:Jun-19
Tower Lease Revenue	$64,915	$74,333	$139,248	$127,476	$266,724

Booked But Not Billed Tower Lease Revenue (1)	$22,873

Tower Lease Normalized Revenue (2)	$87,788

Notes:

(1)           Non-GAAP measure. Booked But Not Billed Tower Lease Revenue does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.  The Company defines Booked But Not Billed Tower Lease Revenue as the revenue that will be recognized for towers that have been finished but are awaiting customer acceptance. Booked But Not Billed Tower Lease Revenue should not be construed as an alternative for revenue in accordance with IFRS. The Company believes that Booked But Not Billed Tower Lease Revenue is a meaningful metric in assessing the Company’s financial performance and operational progress.

(2)           Non-GAAP measure. Tower Lease Normalized Revenue does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.  The Company defines Tower Lease Normalized Revenue as the revenue that is being recognized for a given period plus Booked But Not Billed Tower Lease Revenue. Tower Lease Normalized Revenue should not be construed as an alternative for revenue in accordance with IFRS. The Company believes that Tower Lease Normalized Revenue is a meaningful metric in assessing the Company’s financial performance and operational progress.

About Tower One

Tower One Wireless Corp.’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“Towers”) in Latin America. Tower One leases space on its Towers to mobile network operators. The Company is focused on the build to suit Tower industry whereby a long-term lease is secured with a tenant prior to building a Tower.  The Company operates in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

Contact Information

Tower One Wireless Corp.
Corporate Communications
 USA   +1 (917) 546-3016
 E-mail: info@toweronewireless.com
 Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. There can be no assurance that the proposed Transaction will be completed or, if completed, will be successful.